Mail Stop 4561

March 6, 2008

VIA USMAIL and FAX (617) 772 - 9465

Mr. Gary Mentesana
Principal Executive Officer
Boston Financial Qualified Housing Tax Credits, L.P. IV
101 Arch Street
Boston, Massachusetts 02110-1106

      Re: Boston Financial Qualified Housing Tax Credits, L.P. IV
              Form 10-KSB for the year ended 3/31/2007
              Filed on 7/17/2007
              File No. 000-19765

Dear Mr. Gary Mentesana:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Linda Van Doorn
                           Senior Assistant Chief Accountant